UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-12218

CLEARWAVE N.V.
(Exact name of registrant as specified in its charter)

World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, 31 (20) 305.09.80
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A subordinate voting shares with nominal value of € 0.10
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii)[ ]	Rule 12h-3(b)(1)(ii)[ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [X]
Rule 12g-4(a)(2)(ii)[ ]	Rule 12h-3(b)(2)(ii)[ ]
Rule 15d-6 [ ]

Approximate number of holders of record of Common Stock as of the certification or notice date: Sixteen (16)

Pursuant to the requirements of the Securities Exchange Act of 1934, ClearWave, N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 19, 2004	By:	(signed) Kees Van Ravenhorst
	Name:	Kees Van Ravenhorst
	Title:	Managing Director